EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp., Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – December 2, 2010 – Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”), announced that on December 2, 2010, Mr. Shlomo Rodav, the Chairman of its Board of Directors, gave notice to the Board of Directors that he will resign from such position and as the Chairman of the Board of Directors of Bezeq’s subsidiaries, effective as of December 31, 2010. Bezeq’s Board of Directors has appointed Mr. Shaul Elovitch to serve as the Chairman of its Board of Directors and its subsidiaries, effective as of January 1, 2011.  Mr. Rodav will continue to serve as a director of Bezeq and its subsidiaries until Bezeq’s next annual general meeting of shareholders.